[Letterhead of Latham & Watkins LLP]

September 28, 2016

VIA EDGAR

Shannon Sobotka
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Shannon Sobotka

Re:    Digital Realty Trust, Inc.
Form 10-K for the fiscal year ended December 31, 2015
Filed February 29, 2016
Form 10-Q for the quarter ended June 30, 2016
Filed August 9, 2016
File No. 1-32336

Digital Realty Trust, L.P.
Form 10-K for the fiscal year ended December 31, 2015
Filed February 29, 2016
Form 10-Q for the quarter ended June 30, 2016
Filed August 9, 2016
File No. 0-54023

Dear Ms. Sobotka:

This letter sets forth the responses of Digital Realty Trust, Inc. and Digital Realty Trust, L.P. (collectively, the “Company”) to the comments received on September 16, 2016 from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding (i) the Form 10-K filed by the Company on February 29, 2016, as amended on April 1, 2016 (the “2015 Form 10-K”) and (ii) the Form 10-Q filed by the Company on August 9, 2016.

The Company has revised the 2015 Form 10-K in response to the Comment Letter and is concurrently filing via EDGAR an amendment on Form 10-K/A that reflects these revisions.

For ease of review, we have set forth below the numbered comments of the Staff in its letter dated September 16, 2016 and the Company's responses thereto.

Form 10-K for the year ended December 31, 2015

Note 3. Investments in Real Estate

Dispositions, page 128

1.
We note that during 2014 you recorded impairment on five properties; three of which qualified as held-for-sale at December 31, 2014. Please clarify whether any of the properties sold during 2015 are among the five that were impaired during 2014. If so, tell us what factors changed between the time that the impairment was recognized and the time of sale.

Response:  The Company confirms that of the five properties sold in 2015, only one, 650 Randolph Road, was among the properties impaired in 2014. As disclosed in the 2015 Dispositions table on page 128, we recorded an additional $100,000 loss in 2015 upon ultimate sale of the property. Furthermore, the Company notes that there was a typographical error in the last sentence of the second paragraph following the Dispositions tables in the “Dispositions” section of Note 3. The reference to the December 31, 2014 date should have instead referred to December 31, 2015.

The Company is concurrently filing an amendment to the 2015 Form 10-K to fix the typographical error so that the full sentence reads as follows:

“As of December 31, 2015, three of these five properties met the criteria to be classified as held for sale.”

2.	We note your disclosure on page 71 that the five impaired properties did not meet the criteria to be classified as held-for-sale at December 31, 2014. Please advise.

Response:  The Company confirms that the five impaired properties did not meet the criteria to be classified as held for sale at December 31, 2014. The Company is concurrently filing an amendment to the 2015 Form 10-K to fix the typographical error referenced in Response #1 above so that the full sentence reads as follows:

“As of December 31, 2015, three of these five properties met the criteria to be classified as held for sale.”

Form 10-Q for the period ended June 30, 2016

Note 11. Equity and Accumulated Other Comprehensive Income, Net, page 37

3. Please tell us how you accounted for the forward equity sales related to the offering of shares of your common stock that occurred in July 2015 and May 2016. Cite all relevant accounting literature within your response.

Response: The Company has accounted for the forward equity sales as equity classified contracts after considering the accounting guidance governing financial instruments and derivatives as discussed in more detail below.

The Company evaluated the forward equity sales related to the offering of shares of its common stock that occurred in July 2015 and May 2016 pursuant to the following accounting guidance:

ASC 480-10 [FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“FAS 150”)]
ASC 815-10 [FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (“FAS 133”)]
ASC 815-40 [EITF Issue No. 07-5, Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock (“EITF 07-5”)]
ASC 815-40 [EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (“EITF 00-19”)]
ASC 260-10 [FASB Statement No. 128, Earnings Per Share (“FAS 128”)]
ASC 260-10 [EITF Topic No. D-72, Effect of Contracts That May Be Settled in Stock or Cash on the Computation of Diluted Earnings per Share (“EITF D-72”)]
ASC 260-10 [EITF Issue No. 03-6, Participating Securities and the Two-Class Method under FAS 128 (“EITF 03-6”)]

Based on its analysis, the Company concluded the following:

1)    Are the Registered Forward Contracts (each, a "Contract") deemed to be within the scope of ASC 480-10 (FAS 150)?

(a)    Since the transaction is not an outstanding share, the Contract does not represent a mandatorily redeemable financial instrument, and therefore is not within the scope of ASC 480-10-25-4.
(b)   Neither the Contracts nor the shares underlying it are putable back to the Company.  As such, the Contract does not fall within the scope of ASC 480-10-25.
(c)    The Contract does not vary with factors other than the fair value of the Company’s shares, therefore, the Contract is not within the scope of ASC 480-10-25-14.

Based upon the conclusions in points 1(a)- 1(c) above, the Contracts were not deemed to be within the scope of ASC 480-10 (FAS 150) and therefore were considered under ASC 815 (FAS 133, EITF 07-5 and EITF 00-19).

2)    Do the Contracts meet the ASC 815-10-15-74(a)  (FAS 133 Par. 11(a)) scope exception to be accounted for and classified as equity instruments?
(a)   Under ASC 815-40 (EITF 07-5 Step 1), none of the Contract’s exercise contingencies are based on observable markets or indices besides those related to the market for the Company’s own stock price and operations.
(b)    Under ASC 815-40 (EITF 07-5 Step 2), none of the Contract’s settlement provisions preclude the Contract from being indexed to the Company’s own stock.
(c)      Additionally, the Contracts' physical settlements were analyzed under the requirements of ASC 815-40 (EITF 00-19) and it was determined that none of the provisions within the confirmation preclude the Contracts from meeting the requirements for equity classification.

Based upon the conclusions in points 2(a)-2(b) above, it was concluded the Contracts met the ASC 815-10-15-74(a) (FAS 133 par. 11(a)) scope exception and are therefore classified as an equity contract.

The Company also considered the potential impact of the Contracts on its earnings per share (EPS) calculations.

3)    What is the impact of the Contracts on the Company’s EPS calculations?

(a)    At inception, the Contracts do not have an effect on the computation of basic EPS as no shares are delivered until settlement. With respect to diluted EPS, the Company has used the treasury method to determine the dilutive effect of the Contracts during the period of time prior to settlement. Furthermore, as the Contracts do not participate in the earnings of the Company prior to settlement, they are not considered as participating securities and the two-class method of computing EPS is not applicable.

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Please do not hesitate to contact me by telephone at (213) 891-8371 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Julian T.H. Kleindorfer

Julian T.H. Kleindorfer
of LATHAM & WATKINS LLP

cc:    A. William Stein, Digital Realty Trust, Inc. and Digital Realty Trust, L.P.
Andrew P. Power, Digital Realty Trust, Inc. and Digital Realty Trust, L.P.
Joshua A. Mills, Digital Realty Trust, Inc. and Digital Realty Trust, L.P.